UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEXTDOOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65345M108

(CUSIP Number)

Paul Vronsky

Bond Capital Associates, LLC

100 The Embarcadero

San Francisco, California 94105

Tel: 1-415-966-2244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 65345M108

1.	Names of Reporting Persons. BOND Capital Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 8,344,359
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,344,359
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,344,359
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 65345M108

1.	Names of Reporting Persons. BOND Capital Founders Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,246
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,246
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,246
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) less than 0.01%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 65345M108

1.	Names of Reporting Persons. Bond Capital Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 8,355,605
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,355,605
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,355,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 1 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on February 9, 2022 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) related to the Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Nextdoor Holdings, Inc., a Delaware Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 420 Taylor Street, San Francisco, CA 94102.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 7, 2022, the Bond Funds purchased in the open market 1,398,371 shares of Class A Common Stock reported herein as beneficially owned, for a total purchase price of approximately $4,997,225 (excluding commissions). The shares were purchased in multiple transactions at prices ranging from $3.36 to $3.621, inclusive. The source of funds for such purchases were from working capital. The Reporting Persons undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein. In connection with the acquisitions described in this Schedule 13D, the Reporting Persons have evaluated and will continue to evaluate the possibility of acquiring additional securities of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) Calculations of the percentage of the Class A Common Stocks beneficially owned are based on 116,564,414 shares of Class A Common Stocks outstanding as of May 6, 2022, based on information set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 10, 2022 and includes the 6,957,234 shares of Class B Common Stock held by Reporting Persons.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock of the Issuer at the election of the holder at any time; provided; however, that each share of Class B Common Stock shall automatically be converted into Class A Common Stock on a one for one basis on the earlier of the: (i) tenth anniversary of completion of the Business Combination or (ii) date specified by the affirmative vote of the holders of two thirds of the Class B Common Stock then outstanding. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value (subject to certain exceptions). The Class B Common Stock has 10 votes per share.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BOND Capital Fund, LP is the beneficial owner of 1,396,489 shares of Class A Common Stock and 6,947,870 shares of Class A Common Stock which would be received upon conversion of an equal number of shares of Class B Common Stock and BOND Capital Founders Fund, LP is the beneficial owner of 1,882 shares of Class A Common Stock and 9,364 shares of Class A Common Stock which would be received upon conversion of an equal number of shares of Class B Common Stock, all of which shares of Class A Common Stock and Class B Common Stock are held of record by BOND Capital Fund, LP as nominee for the BOND Funds. The general partner of the Bond Funds is BOND Capital Associates, LLC.

(c) Except as set forth in Item 3, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2022

BOND Capital Fund, LP
By: Bond Capital Associates, LLC, its general partner

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member

BOND Capital Founders Fund, LP
By: Bond Capital Associates, LLC, its general partner

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member

Bond Capital Associates, LLC

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member